May 1, 2009

Via EDGAR Correspondence and Via Facsimile at (703) 813-6981

Craig D. Wilson

Sr. Asst. Chief Accountant

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Quality Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008 Filed June 12, 2008 Form 10-K/A filed July 29, 2008 Form 10-Q for Fiscal Quarter Ended December 31, 2008 Filed February 6, 2009
File No. 001-12537

Dear Mr. Wilson:

This letter responds to your letter of comments dated April 27, 2009 issued to Quality Systems, Inc. (the “Company,” “we,” “our”). The responses below correspond to the numbers you placed adjacent to your comments in your April 27 letter.

Form 10-K/A for Fiscal Year Ended March 31, 2008

Item 11. Executive Compensation, page 7

Cash and Equity Incentive Programs

Fiscal Year 2008 Incentive Program, page 8

6.

We note your response to prior comment 7, in which we asked how the maximum bonus levels were set. In your response, you appear to be reiterating how the target revenue and EPS growth levels were set, and how the corresponding bonus payments could be achieved. Please disclose how your compensation committee determined that, for fiscal 2008, Mr. Silverman would be eligible for cash bonus compensation of up to $475,000, Mr. Holt would be eligible for cash bonus compensation of u to $80,000, and Mr. Cline would be eligible for cash bonus compensation of up to $550,000.

Craig D. Wilson

May 1, 2009

The maximum bonus amounts for fiscal 2008 for each of Messrs. Silverman, Holt and Cline were selected by our Compensation Committee (and subsequently approved by our Board) as a means to provide a meaningful incentive and provide an attractive compensatory payment program in a competitive marketplace.  The maximum bonus payment amounts with respect to each officer were not necessarily linked to any particular competitor nor to a benchmarking system focused upon industry peers, but rather what the Committee believed was a fair potential payout given the desired performance of both the Company and the individuals involved. As the Committee established significant and internally managed goals (in the case of Mr. Holt) and meaningfully high revenue and EPS hurdles (in the case of Messrs. Silverman and Cline) for attaining the maximum bonus payouts (in fact, none of the objective hurdles for Messrs. Silverman and Cline concerning revenue and EPS were achieved for that fiscal year), the absolute maximum bonus amounts were established with a view to the perceived highly favorable benefits accruing to the Company and its shareholders relative to the impact of the maximum individual payouts on the Company’s EPS performance. Accordingly, the Committee selected a maximum potential bonus for each of Messrs. Silverman and Cline approximately equal to 110% of their respective annual base salary and a maximum potential bonus of $80,000 for Mr. Holt.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Summary of Significant Accounting Policies

Revenue Recognition, page 5

9.

Your response to prior comment number 9 describes “best practice.” However, you have not provided your company specific results using the bell-shaped curve method. Please provide us with your “range” of prices paid and tell us how you concluded that they were “sufficiently narrow.”

We believe that a range of prices which approaches 80% of a population of similar arrangements during recent periods falling within 15% (either above or below) of the median price of the range constitutes a range that is sufficiently narrow to permit a conclusion that VSOE of fair value exists for that population of similar arrangements. We used a trailing twelve months of separate maintenance renewals (maintenance that was sold independently of other elements) to determine VSOE of maintenance services.

Based on this data, for first level maintenance, the median was a rounded 18% of list with 94% of the arrangements in the population falling within 15% of the median. The low end, or 85% of the median, was a rounded 15% of list and the high end, or 115% of the median, was a rounded 20% of list. For second level maintenance, the median was 12% of list, with 97% of the arrangements in the population falling within 15% of the median. The low end, or 85% of the median, was 10% of list and the high end, or 115% of the median was a rounded 14% of list.

Craig D. Wilson

May 1, 2009

In connection with responding to your April 27, 2009 letter, the Company reaffirms its acknowledgements set forth in its prior letter to you dated April 9, 2009.

We trust the foregoing is responsive to the staff’s comments. If you have any questions, or require further information please contact Paul Holt, Chief Financial Officer, at (949) 255-2600.

Sincerely,

/s/ Paul Holt
Paul Holt
Chief Financial Officer

cc:	Thomas J. Crane, Rutan & Tucker, LLP (via email and facsimile)